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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 OCT -2 AM 7:21

Santos

Date: Thu 02 Oct 2003 01:53:01 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly Drilling Summary w/e 2/10/03

Number of pages (incl. cover sheet): 2

dlw 10/2

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report
ABN 80 007 550 923

Week Ending 2nd October 2003

Wildcat Exploration Wells

Mangga 1

Type	Gas & Oil Exploration Well	
Location	Sampang PSC, East Java Basin. Offshore Indonesia. 35km W of the Oyong Field and 30km E of the City of Surabaya in East Java.	
Status at 0600hrs 02/10/03	Drilling ahead. Depth and progress for the week is 615m. Mangga 1 spudded on 27/09/03.	
Planned Total Depth	1750m	
Interest	Santos Group	45%
	Coastal Indonesia Sampang Ltd	40%
	Cue Sampang Pty Ltd	15%
Operator	Santos Group	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 2nd October, 2003 Santos Limited also participated in 2 delineation and 16 development wells.
A complete list of Santos' drilling activity is available from www.santos.com